SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________
TOWNSQUARE MEDIA, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
892231101
(CUSIP Number of Class of Securities (Underlying Shares of Class A Common Stock))

N/A
(CUSIP Number of Class of Securities (Underlying Shares of Class B Common Stock))

Christopher A. Kitchen
Executive Vice President and General Counsel
Townsquare Media, Inc.
240 Greenwich Avenue
Greenwich, Connecticut 06830
(203) 861-0900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
________________
With copies to:

Marc Trevino, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Tel: (212) 558-4000
________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$76,472,805.50	$9,521.00

*
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Townsquare Media, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 8,049,769 shares of Townsquare Media, Inc. common stock having a weighted average exercise price of $9.50.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,521.00.	Filing Party: Townsquare Media, Inc.
Form or Registration No.: 005-88259	Date Filed: July 18, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 2 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 18, 2018 as amended and supplemented by Amendment No. 1 filed on July 31, 2018 (the “Schedule TO”) by Townsquare Media, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer (the “Offer”) to eligible participants to exchange certain outstanding eligible stock options to purchase shares of Townsquare common stock, $0.01 par value per share for replacement options that will be granted under Townsquare’s 2014 Omnibus Incentive Plan. This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated July 18, 2018, as amended on July 31, 2018 (the “Offer to Exchange”).

On August 8, 2018, the Company filed its Quarterly Report on Form 10-Q containing its unaudited consolidated financial statements for the three and six month periods ended June 30, 2018. This Amendment No. 2 is filed to incorporate by reference the Company’s unaudited consolidated financial statements for the three and six month periods ended June 30, 2018 and to make other conforming changes.

The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 10.FINANCIAL INFORMATION
Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

The information set forth under Item 1. Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Securities and Exchange Commission on August 8, 2018, is hereby incorporated by reference and can also be accessed electronically on the Security and Exchange Commission’s website at www.sec.gov.

ITEM 12.    EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by adding a new exhibit (a)(1)(U) as follows:

(a)(1)(U)	Townsquare Media, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 8, 2018 and incorporated herein by reference

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOWNSQUARE MEDIA, INC. By: /s/ Christopher A. Kitchen Christopher A. Kitchen Executive Vice President and General Counsel

Dated: August 9, 2018